UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Hudbay Minerals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

443628102

(CUSIP Number)

KANWALJIT TOOR

199 Bay Street, Suite 5050

Toronto, Ontario M5L 1E2

+1 416 504 3508

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 24, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,617,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,617,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,617,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Waterton Precious Metals Fund II Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,617,236
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,617,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,617,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,617,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,617,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,617,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,617,236
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,617,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,617,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management Cayman Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,617,236
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,617,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,617,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,234,470
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,234,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,234,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Cheryl Brandon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,234,470
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,234,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,234,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Isser Elishis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,234,470
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,234,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,234,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Kalman Schoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,234,470
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,234,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,234,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Kanwaljit Toor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,234,470
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,234,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,234,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 443628102

1	NAME OF REPORTING PERSON

Richard J. Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,234,470
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,234,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,234,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 443628102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Waterton Mining LP and Waterton Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 9,617,234 Shares beneficially owned by Waterton Mining LP is approximately C$60,023,064, excluding brokerage commissions. The aggregate purchase price of the 9,617,236 Shares beneficially owned by Waterton Fund II is approximately C$60,023,076, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 24, 2018, WGRM Inc. and certain of its affiliates (collectively, “Waterton”), delivered a letter (the “October 24 Letter”) to the Issuer’s board of directors (the “Board”) in response to the Issuer’s press release issued on October 23, 2018. In the October 24 Letter, Waterton reiterated its reasoning for requisitioning a special meeting of shareholders (the “Special Meeting”) to have the Issuer adopt a resolution urging the Board to seek shareholder approval for certain material transactions including acquisitions and joint ventures.

Waterton noted, among other things, that since the publication of the Bloomberg article dated October 4, 2018, citing a potential transaction between the Issuer and Mantos Copper S.A, the Issuer’s share price has declined 18.84%1 and the Issuer has underperformed the COPX by greater than 50%2. Additionally, Waterton has received numerous calls from shareholders of the Issuer who have been unanimous in their view that the Issuer should not enter into any material transaction including acquisitions or joint ventures. Waterton further explained that the Special Meeting resolution is intended to ensure that in the event that the Board feels it has a compelling acquisition it wishes to pursue, it should openly and transparently put that transaction to a shareholder vote.

Waterton, as a private equity investor that seeks opportunities to build long term value within its portfolio and as one of the largest owners of the Issuer, reiterated that its interests are unquestionably aligned with that of the Issuer’s other shareholders.

In addition, Waterton stated that it looks forward to its meeting on November 1, 2018 with Mr. Hibben, the Chairman of the Board and the Chair of the Issuer’s Governance and Nominating Committee, and the other members of the Board to discuss the shareholder proposal and reconstitution of the Board.

A copy of the October 24 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

1 As at market close on October 23, 2018.

2 As at market close on October 23, 2018.

13

CUSIP No. 443628102

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 261,271,188 Shares outstanding, as of June 30, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on August 1, 2018.

A.	Waterton Mining LP
(a)	As of the close of business on October 23, 2018, Waterton Mining LP beneficially owned 9,617,234 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,617,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,617,234

(c)	The transactions in the Shares by Waterton Mining LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Waterton Fund II
(a)	As of the close of business on October 23, 2018, Waterton Fund II beneficially owned 9,617,236 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,617,236
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,617,236

(c)	The transactions in the Shares by Waterton Fund II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Waterton Mining GP
(a)	Waterton Mining GP, as the general partner of Waterton Mining LP, may be deemed the beneficial owner of the 9,617,234 Shares owned by Waterton Mining LP.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,617,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,617,234

14

CUSIP No. 443628102

(c)	Waterton Mining GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Waterton Mining LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	WGRM LP
(a)	WGRM LP, as the general partner of Waterton Fund II, may be deemed the beneficial owner of the 9,617,236 Shares owned by Waterton Fund II.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,617,236
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,617,236

(c)	WGRM LP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Waterton Fund II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	WGRM Corp.
(a)	WGRM Corp., as the general partner of WGRM LP, may be deemed the beneficial owner of the 9,617,236 Shares owned by Waterton Fund II.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,617,236
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,617,236

(c)	WGRM Corp. has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Waterton Fund II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	WGRM Inc.
(a)	WGRM Inc., as the investment adviser to each of Waterton Mining LP and Waterton Fund II, may be deemed the beneficial owner of the (i) 9,617,234 Shares owned by Waterton Mining LP and (ii) 9,617,236 Shares owned by Waterton Fund II.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,234,470
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 19,234,470

15

CUSIP No. 443628102

(c)	WGRM Inc. has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon
(a)	Each of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon, as a senior executive of WGRM Inc., may be deemed the beneficial owner of the (i) 9,617,234 Shares owned by Waterton Mining LP and (ii) 9,617,236 Shares owned by Waterton Fund II.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,234,470
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 19,234,470

(c)	None of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board, dated October 24, 2018.

16

CUSIP No. 443628102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2018

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP

By:	Waterton Mining Parallel Fund Offshore GP Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON PRECIOUS METALS FUND II CAYMAN, LP

By:	Waterton Global Resource Management, LP, its general partner
By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON MINING PARALLEL FUND OFFSHORE GP CORP.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, LP

By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

17

CUSIP No. 443628102

WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

/s/ Cheryl Brandon
CHERYL BRANDON

/s/ Isser Elishis
ISSER ELISHIS

/s/ Kalman Schoor
KALMAN SCHOOR

/s/ Kanwaljit Toor
KANWALJIT TOOR

/s/ Richard J. Wells
RICHARD J. WELLS

18

CUSIP No. 443628102

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price (C$)*	Date of Purchase/Sale

Waterton Mining Parallel Fund Offshore Master, LP

Purchase of Common Shares	250,000	5.8250	10/18/2018
Purchase of Common Shares	75,000	5.6956	10/19/2018
Purchase of Common Shares	104,650	5.2490	10/23/2018

Waterton Precious Metals Fund II Cayman, LP

Purchase of Common Shares	250,000	5.8250	10/18/2018
Purchase of Common Shares	75,000	5.6956	10/19/2018
Purchase of Common Shares	104,650	5.2490	10/23/2018

* The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from C$5.11 to C$5.95. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.